Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

First Half Year of 2023 Financial Highlights

●	Total revenues were approximately RMB 264.8 million (USD 38.2 million) for the six months ended June 30, 2023, compared with the total revenues of approximately RMB 434.3 million (USD 64.7 million) for the six months ended June 30, 2022.

●	Gross profit was approximately RMB 80.1 million (USD 11.7 million) for the six months ended June 30, 2023, compared with approximately gross profit of RMB 84.3 million (USD 12.6 million) for the six months ended June 30, 2022.

●	Gross margin was 30.6% for the six months ended June 30, 2023, compared with a gross margin of 19.4% for the six months ended June 30, 2022.

●	Net loss was approximately RMB 18.4 million (USD 2.7 million) for the six months ended June 30, 2023, compared with net income of approximately RMB 34.5 million (USD 5.1 million) for the six months ended June 30, 2022.

Shuo Shi, the Chief Executive and Operations Officer of the Company, commented, “The company will continue to maintain and strengthen its leading position in the holographic AR field, continuously improving its competitive advantage through continuous technological innovation and market expansion. The company will continue to invest in research and development, continuously optimize technology, and explore a wider range of application scenarios; Actively responding to market changes and challenges, strengthening cooperation with upstream and downstream enterprises, and improving one's own competitiveness; Actively explore new business opportunities seek new growth points, and promote the sustainable development of the company. Moreover, the company will actively explore the technology applications and services that combine holographic AR with emerging technologies (such as AIGC technology) to further expand market opportunities for the company”

Results of Operations - Six months ended June 30, 2023 Compared to Six months ended June 30, 2022

Revenues

Our breakdown of revenues by business segment for the six months ended June 30, 2022 and 2023, respectively, is summarized below:

	For the Six Months Ended June 30,
	2022	2023	2023	Variance
	RMB	RMB	USD	%
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Revenues
Holographic AR advertising	276,162,981	254,823,992	36,834,390	(7.7)
Holographic AR entertainment	1,299,764	-	-	(100.0)
Semiconductor business	156,848,405	9,935,513	1,436,162	(93.7)
Total/Overall	434,311,150	264,759,505	38,270,552	(39.0)

Our total revenues decreased by approximately RMB 169.5 million, or 39.0%, from approximately RMB 434.3 million for the six months ended June 30, 2022 to approximately RMB 264.8 million (USD 38.2million) for the six months ended June 30, 2023, mainly due to a decrease of approximately RMB 146.9 million (USD 20.9 million) in semiconductor business revenue and approximately RMB 21.3 million (USD 3.1 million) in AR advertising revenue.

Most of our advertising revenues are generated from advertising display services when we completed performance obligation to deliver related advertising services based on the specific terms of the contract, which are commonly based on a specific action, e.g., cost per impression (“CPM”) for online display. Our AR advertising revenue decreased by approximately RMB 21.3 million, or 7.7%, from approximately RMB 276.1 million for the six months ended June 30, 2022 to approximately RMB 254.8 million (USD 36.8 million) for six months ended June 30, 2023.

Our subsidiary, Shenzhen Yitian, did not engage in operational activities in 2023; hence, no AR entertainment revenue was recorded for the current fiscal year.

Semiconductor business revenues include revenues generated from the sales of semiconductor products and related accessories and revenues from software development catering to our customers’ specific demands. Our semiconductor business revenues decreased by approximately RMB 146.9 million, or 93.7% from approximately RMB 156.8 million for the six months ended June 30, 2022 to approximately RMB 9.9 million (USD 1.4 million) for the six months ended June 30, 2023. The decline is due to the divestiture of Fe-da Electronics and its subsidiaries in the current fiscal year, as we have decided to concentrate on our core business.

Cost of Revenues

Our breakdown of cost of revenues by business segment for the six months ended June 30, 2022 and 2023, respectively, is summarized below:

	For the Six Months Ended June 30,
	2022	2023	2023	Variance
	RMB	RMB	USD	%
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Cost of revenues
Holographic AR advertising	205,178,969	173,883,371	25,134,556	(15.3)
Holographic AR entertainment	344,493	-	-	(100.0)
Semiconductor business	144,510,487	9,894,059	1,430,170	(93.2)
Total/Overall	350,033,949	183,777,430	26,564,726	(47.5)

Our total cost of revenues decreased by approximately RMB 166.3 million, or 47.5%, from approximately RMB 350.0 million for the six months ended June 30, 2022 to approximately RMB 183.8 million (USD 26.6 million) for the six months ended June 30, 2023.

Our cost of revenues for AR advertising services decreased by approximately RMB 31.3 million, or 15.3%, from approximately RMB 205.2 million for the six months ended June 30, 2022 to approximately RMB 173.9 million (USD 25.1 million) for the six months ended June 30, 2023. This decline is attributed to a decrease in corresponding revenues, coupled with the company’s efforts to enhance the operational efficiency of its advertising business.

Our cost of revenues for semiconductor business decreased by approximately RMB 134.6 million, or 93.2% from approximately RMB 144.5 million for the six months ended June 30, 2022 to approximately RMB 9.9 million (USD 1.4 million) for the six months ended June 30, 2023. The cost of revenues for our semiconductor business includes costs of products sold and third-party software development costs. The decrease was in line with decrease in revenue.

Gross Profit

	For the Six Months Ended June 30,
	2022	2023	2023	Variance
	RMB	RMB	USD	%
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
AR advertising
Gross profit	70,984,012	80,940,621	11,699,834	14.0
Gross margin (%)	25.7	31.8	31.8	23.7
AR entertainment
Gross profit	955,271	-	-	(100.0)
Gross margin (%)	73.5	-	-	(100.0)
Semiconductor business
Gross profit	12,337,918	41,454	5,992	(99.7)
Gross margin (%)	7.9	0.4	0.4	(94.9)
Total/Overall
Gross profit	84,277,201	80,982,075	11,705,826	(3.9)
Gross margin (%)	19.4	30.6	30.6	57.7

Our gross profit decreased by approximately RMB 3.4 million, from approximately RMB 84.3 million for the six months ended June 30, 2022 to approximately RMB 80.9 million (USD 11.7 million) during the six months ended June 30, 2023. For the six months ended June 30, 2022 and 2023, our overall gross margin was 19.4% and 30.6%, respectively.

Our gross margin for AR advertising services increased from 25.7% for the six months ended June 30, 2022 to 31.8% for six months ended June 30, 2023. The reason for the increase in gross profit was that we discontinued certain low-margin businesses and focused on our core AR advertising services.

Our gross margin for semiconductor business decreased from 7.9% for the six months ended June 30, 2022 to 0.4% for the six months ended June 30, 2023, due to our efforts to dispose of inventory related to our semiconductor business as close to cost as possible.

Operating Expenses

For the six months ended June 30, 2023, we incurred approximately RMB 112.0 million (USD 16.2 million) in operating expenses, representing an increase of approximately RMB 14 million, or 14.4%, from approximately RMB 97.7 million for the six months ended June 30, 2022 as a result of decrease in revenue and gross profit.

Selling expenses decreased by approximately RMB 2.0 million, or 52.3%, from approximately RMB 3.8 million for the six months ended June 30, 2022 to approximately RMB 1.8 million (USD 0.3 million) for the six months ended June 30, 2023. The decrease was primarily due to the closure of our semiconductor-related business and a decrease in sales personnel salaries and bonuses.

General and administrative expenses decreased by approximately RMB 6.2 million, or 29.4%, from RMB 21.0 million for the six months ended June 30, 2022 to approximately RMB 14.8 million (USD 2.1 million) for the six months ended June 30, 2023. The decrease was mainly due to a decrease in amortization expenses related to intangible assets for the current fiscal year, as well as our divestiture of Fe-da Electronics and the Kuxuanyou.

Research and development expenses increased by approximately RMB 22.2 million, or 31.8%, from approximately RMB 70.0 million for the six months ended June 30, 2022 to approximately RMB 92.2 million (USD 13.3 million) for the six months ended June 30, 2023. The primary reason for the increase is that, in comparison to the previous period, we were not affected by the COVID-19 pandemic, and outsourcing technology service fees have returned to normal levels.

Stock compensation expenses increased by approximately RMB 0.5 million, or 0.2%, from RMB 3.1 million for the six months ended June 30, 2022 to approximately RMB 3.1 million (USD 448,368) for the six months ended June 30, 2023.

Other income (expenses), net

Total net other expense net was approximately RMB 21.6 million for the six months ended June 30, 2022 compared to other income approximately RMB 12.6 million (USD 1.8 million) for the six months ended June 30, 2023, respectively.

The increase in other business income is primarily attributable to WIMI’s financial income and stock investment gains. In the same period last year, there was an investment loss of 25.1 million RMB, whereas in the current year’s corresponding period, we realized an investment gain of 6.14 million RMB and recognized 6.7 million RMB in interest income.

Interest income increased from approximately RMB 0.4 million for the six months ended June 30, 2022 to approximately RMB 6.7 million (USD 0.9 million) for the six months ended June 30, 2023. The increase in interest income is due to a significant increase in fixed-term bank deposits during the six months ending on June 30, 2023.

Benefit of (Provision for) income taxes

Our benefit of income taxes amounted to approximately RMB 0.7 million for the six months ended June 30, 2022. Our provision for income taxes amounted to approximately RMB 42,705 (USD 6,173) for the six months ended June 30, 2023.

Net income

As a result of the combination of factors discussed above, our net income decreased from approximately RMB 34.5 million for the six months ended June 30, 2022 to approximately RMB 18.4 million (USD 2.7 million) of net loss for the six months ended June 30, 2023.

Net income attributable to Wimi Hologram Cloud, Inc.

After adding non-controlling interest of approximately RMB 16.2 million (USD 2.3 million), net income attributable to holding company decreased from approximately RMB 39.9 million for the six months ended June 30, 2022 to net loss of approximately RMB 2.2 million (USD 317,217) for the six months ended June 30, 2023.

Basic and diluted earnings per share

Basic and diluted loss per share was RMB 0.01 (USD 0.00) for the six months ended June 30, 2023, compared to basic and diluted earning per share of RMB 0.23 in the same period of 2022. There was no dilution effect of unvested stock compensation due to net loss.

Liquidity and Capital Resources

As of June 30, 2023, we had cash, cash equivalents, restricted cash and short term investment of approximately RMB 614.0 million (USD 85.0 million). Our working capital was approximately RMB 561.0 million (USD 80.5 million) as of December 31, 2022. In assessing our liquidity, we monitor and analyze our cash on-hand and our operating and capital expenditure commitments. To date, we have financed our working capital requirements through cash flow generated from operations, debt and equity financings.

The following table provides summary information about our net cash flow for financial statement periods presented in this report:

	For the Six Month Ended June 30
	2022	2023	2023
	RMB	RMB	USD
Net cash used in operating activities	(5,738,210)	(4,076,206)	(589,209)
Net cash provided by (used in) investing activities	2,580,727	(167,772,677)	(24,251,265)
Net cash (used in) provided by financing activities	(68,814,042)	16,092,664	2,326,168
Effect of exchange rate change on cash, cash equivalents and restricted cash	25,688,383	7,311,101	(1,002,358)
Change in cash, cash equivalents and restricted cash	(46,283,142)	(148,445,118)	(23,516,664)
Cash, cash equivalents and restricted cash, beginning of period	752,347,147	572,782,081	82,241,921
Cash, cash equivalents and restricted cash, end of period	706,064,005	424,336,963	58,725,257

Operating Activities

Net cash used in operating activities was approximately RMB 5.7 million for the six months ended June 30, 2022, which was primarily attributable to net loss of approximately RMB 34.5 million (USD 5.1 million) adjusted by various non-cash items such as depreciation and amortization expenses, bad debt allowance and stock compensation expenses of approximately RMB 3.6 million (USD 0.5 million) resulting in cash outflow of approximately RMB 30.8 million (USD 4.6 million) from net loss. Cash outflow was also attributable to the increase in accounts receivable of approximately RMB 20.1 million (USD 3.0 million) due to the increase in revenue from existing customers and prepaid services fees of approximately RMB 8.3 million (USD 1.2 million) as we prepaid more professional fees and we made more advances to secure advertising channels for advertising. Cash outflow was offset by inflow of approximately RMB 46.8 million (USD 7.0 million) in deferred revenue from new customers in our semiconductor segment and decrease in inventory of approximately RMB 3.3 million (USD 0.5 million) as we used up more inventories.

Net cash used in operating activities was approximately RMB 4.1 million (USD 0.6 million) for the six months ended June 30, 2023, which was primarily attributable to net loss of approximately RMB 18.4 million (USD 2.6 million)  adjusted by various non-cash items such as depreciation and amortization expenses, bad debt allowance and stock compensation expenses of approximately RMB 172,096 (USD 24,876). Cash outflow was also attributable to the increase in accounts receivable of approximately RMB 14.5 million (USD 2.1 million) due to the increase in revenue from existing customers and prepaid services fees of approximately RMB 20.8 million (USD 3.0 million) as we prepaid more professional fees and we made more advances to secure advertising channels for advertising. Cash outflow was offset by increase of approximately RMB 19.6 million (USD 2.8 million) in accounts payable from new supplier and better payment terms.

Investing Activities

Net cash provided by investing activities was approximately RMB 2.6 million (USD 0.4 million) for the six months ended June 30, 2022, which was primarily attributable to collection of loans receivable of approximately RMB 26.2 million (USD 3.9 million) and collection of other receivable from ICinit, our unconsolidated subsidiary of approximately RMB 28.0 million (USD 4.2 million). Cash inflow was reduced by the purchase of cost method investment of approximately RMB 49.1 million (USD 7.3 million) as strategic alliance to secure our leading position in the industry. We also made net purchase of approximately RMB 1.2 million (USD 0.2 million) of short-term investments for money management purpose and purchased approximately RMB 1.3 million (USD 0.2 million) of property and equipment for our operations.

Net cash used by investing activities was approximately RMB 167.8 million (USD 24.2 million) for the six months ended June 30, 2023, which was primarily attributed to our substantial purchases of securities during the current period about RMB 168.8 million (USD 24.4 million), this amount represents the net balance after offsetting purchases and sales during the current period.

Financing Activities

For the six months ended June 30, 2022, cash used in financing activities was approximately RMB 68.8 million (USD 10.3 million). We made net repayment of related party loans of approximately RMB 68.7 million (USD 10.2 million) and our subsidiary VIYI also paid approximately RMB 0.1 million (USD 0.02 million) offering costs for its merger with Venus Acquisition Corp.

For the six months ended June 30, 2023, cash provided by financing activities was approximately RMB 16.1 million (USD 2.3 million). Primarily due to the addition of 8.5 million RMB in new bank loans during the current period and the disposal of other payables resulting from the divestiture of Fe-da Electronics, amounting to approximately 7 million RMB.